18005414

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC Mail Processing
MAR 01 2018
Washington DC
408

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER: 8-69820

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/2/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SAF Financial Securities LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

902 Broadway - Suite 1611
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Hopkins — **(603) 216-8933** (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

1411 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

OATH OR AFFIRMATION+A1:L4A1:L62

I, Rafay H. Farooqui, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of SAF Financial Securities LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public 26 Feb 2018

NEIL SCHNEIDER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SC6065135
Qualified In Manhattan County
My Commission Expires 10-09-2021

This report* contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAF Financial Securities LLC

Index
December 31, 2017

withum

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
SAF Financial Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SAF Financial Securities LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Very truly yours,

WithumSmith+Brown, PC

WithumSmith+Brown, PC

We have served as the Company's auditor since 2017.

February 26, 2018

SAF FINANCIAL SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

ASSETS		
Cash and cash equivalents	$	67,729
RBC clearing deposit		50,048
Prepaid expenses		3,541
Deposit		4,600
TOTAL ASSETS	$	125,918

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	8,200
Due to Parent		11,008
TOTAL LIABILITIES		19,208
MEMBER'S EQUITY		106,710
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	125,918

The accompanying notes are an integral part of these financial statements.

SAF FINANCIAL SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

1. Organization and Business

SAF Financial Securities LLC (the "Company") through its affiliate's sponsors, offer, and operate an alternative fund platform (the "SAF Platform") as a SaaS (software-as-a-service) to fund managers and fund investors. The Company assists managers of funds on the SAF Platform in finding investors and raising capital for private equity, real estate, venture capital, hedge funds, funds of funds, and other alternative investments. The Company also assists current limited partners in finding buyers for their limited partnership interests; distribute registered and unregistered funds managed by an affiliate; and assist fund managers in liquidating holdings within their funds. It operates out of one office in New York City, NY. The Company is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA").

The Company is wholly owned by Strategic Alternative Funds Group, LLC (the "Parent"), a holding company located in New York City, NY.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue
The Company earns revenue by way of fees for retainers and transaction success fees. Revenue from services provided are recognized at the time there is persuasive evidence that the Company's services have been substantially completed pursuant to the terms of an engagement letter, the fee is determinable and collection of the related receivable is reasonably assured. Expenses directly associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. The Company did not earn any revenue as of December 31, 2017.

Cash and cash equivalents
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Cash equivalents include cash and short-term money market instruments with original maturity dates of three months or less.

SAF FINANCIAL SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

6. Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when It becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

7. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2017 through February 20, 2018, the date the financial statements were available for issuance and determined that there are no material events that would require additional disclosure in the Company's financial statements.